UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

THORNE HEALTHTECH, INC.

(Name of Subject Company)

THORNE HEALTHTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Paul Jacobson

Chief Executive Officer

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

(929) 251-6321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Philip Oettinger	Rich Mullen
Wilson Sonsini Goodrich & Rosati, P.C.	Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road	One Market Plaza, Spear Tower, Suite 3300
Palo Alto, California 94304	San Francisco, California 94105
(650) 493-9300	(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (which we refer to as this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Thorne HealthTech, Inc., a Delaware corporation (which we refer to as “Thorne”) with the Securities and Exchange Commission (which we refer to as the “SEC”) on September 14, 2023 (as it may be amended or supplemented from time to time, including pursuant to that Amendment No. 1 to Schedule 14D-9 filed by Thorne with the SEC on October 5, 2023, and which we refer to as the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Healthspan Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned direct subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (which, together with Purchaser, we refer to as the “Buyer Parties”), to purchase all of the issued and outstanding shares of common stock of Thorne, par value $0.01 per share (which we refer to as the “Shares”) at an offer price of $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustments. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Buyer Parties and certain of their affiliates with the SEC on September 14, 2023, and the related form of Letter of Transmittal filed by the Buyer Parties and certain of their affiliates with the SEC on September 14, 2023, pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the “Merger Agreement”), dated August 27, 2023, by and among the Buyer Parties and Thorne. As soon as practicable following the consummation of the Offer, the Merger Agreement provides that Purchaser will be merged with and into Thorne (which merger we refer to as the “Merger”), with Thorne continuing as the surviving corporation.

The following supplemental disclosures (which we refer to as the “Supplemental Disclosures”) should be read in conjunction with the Schedule 14D-9. The purpose of the Supplemental Disclosures is to provide supplemental information concerning the Offer and the Merger. Except as described in these Supplemental Disclosures, the information provided in the Schedule 14D-9 remains unchanged. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures or any other amendments, and certain capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in the Supplemental Disclosures differs from or updates information contained in the Schedule 14D-9, then the information in the Supplemental Disclosures is more current and supersedes the different information contained in the Schedule 14D-9. THE SUPPLEMENTAL DISCLOSURES SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 8.	ADDITIONAL INFORMATION

The section of the Schedule 14D-9 entitled “Item 8. Additional Information” is amended and supplemented as follows:

The first paragraph under the subcaption “Litigation Related to the Merger” on page 50 is amended and restated as follows:

On September 19, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned O’Dell v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08246. On September 20, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Morgan v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08342. On September 21, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the District of Delaware against Thorne and the members of the Thorne Board, captioned Taylor v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-01034. On September 21, 2023, two purported stockholders of Thorne filed complaints in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Donatacci v. Thorne HealthTech, Inc., et. al., Case No. 1:23-cv-08372 and Wang v. Thorne HealthTech, Inc., et. al., Case No. 1:23-cv-08375. The complaints in this paragraph are referred to as the “Complaints.”

New disclosure under the caption “Additional Information” is inserted following the last paragraph on page 50 as follows:

Completion of the Offer

The Offer and related withdrawal rights expired as scheduled as of one minute past 11:59 p.m., Eastern Time, at the end of October 12, 2023 (which we refer to as the “Expiration Time”), and were not extended. Computershare Trust Company, N.A., the depositary for the Offer (which we refer to as the “Depositary”), advised Purchaser that, as of the Expiration Time, an aggregate of 52,596,517 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h)(6) of the DGCL) by the Depositary in the Offer) had been validly tendered and not validly withdrawn pursuant to the Offer.

The tendered Shares represented approximately 97.3% of the issued and outstanding Shares as of the Expiration Time.

Because all conditions to the Offer were satisfied as of the Expiration Time, Purchaser expects to promptly accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and, in accordance with the terms of the Offer, payment for such Shares will be promptly made to the Depositary, which will then transmit such payments to tendering Thorne stockholders whose Shares have been accepted for payment.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

The full text of the press release issued by L Catterton and Thorne on October 13, 2023, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated by reference herein.

ITEM 9.	EXHIBITS

The section of the Schedule 14D-9 entitled “Item 9. Exhibits” is amended and supplemented as follows:

New disclosure is inserted following Exhibit No. (a)(5)(B) on page 51 as follows:

(a)(5)(C) Joint Press Release issued by Thorne HealthTech, Inc. and L Catterton on October 13, 2023 (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 2 to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THORNE HEALTHTECH, INC.

Date: October 13, 2023	By:	/s/ Paul Jacobson
Paul Jacobson Chief Executive Officer